SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549




                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                          For the month of June, 2006

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)





                                                                  30 June 2006


BLOCK LISTING SIX MONTHLY RETURN

1. Name of Company: SVG Capital plc
2. Name of scheme: Executive Share Option Plan 2001
3. Period of return: From: 30 January 2006 to 30 June 2006
4. Number and class of share(s) not issued under scheme: 250,000 ORDINARY
   SHARES
5. Number of shares issued/allotted under scheme during the period:
   66,865 ORDINARY SHARES
6. Balance under scheme not yet issued/allotted at end of period:
   183,135 ORDINARY SHARES
7. Number and class of shares(s) (amount of stock/debt securities) originally listed and the date of admission: 250,000
   ORDINARY SHARES - ADMITTED TO LISTING ON 31 January 2006

Please confirm the total number of shares in issue at the end of the period in order for us to update our records: 138,805,045

ORDINARY SHARES OF GBP1 EACH

Enquiries:
John Spedding
Schroder Investment Management Limited
Tel: 020 7658 3206


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date: 30 June 2006


                                 By:/s/John Spedding
                                       John Spedding
                                       Company Secretary
                                       For and on behalf of Schroder Investment
                                       Management Limited, Secretaries